SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 2-60487

                           NOTIFICATION OF LATE FILING

         -X- Form 10-K    --- Form 11-K    --- Form 20-F    --- Form 10-Q

___ Form N-SAR
         For Period Ended:------------------------------------------------------
___ Transition Report on Form 10-K           ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F           ___ Transition Report of Form N-SAR
___ Transition Report on Form 11-K
         For the Transition Period Ended:---------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  United Grocers, Inc.

Address of principal executive office (Street and number):
6433 S.E. Lake Road (Post Office Box 22187), Milwaukie, Oregon  97269

                                     PART II
                             RULE 12B-25 (B) AND (C)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

-X-      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

---      (b)      The  subject  annual  report  on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

---      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

                  In the course of preparing the financial statements as of October 3, 1997, and for the fiscal year then ended, management of United Grocers, Inc. (the "Company"), has determined that previously issued financial statements, including those as of September 27, 1996, and for the fiscal year then ended (as well as subsequent interim periods) should be revised. It is expected that these revisions will affect the results reported in the financial statements as of October 3, 1997, and for the fiscal year then ended. Due to a change in senior management and in key accounting personnel in fiscal year 1996, certain accounting issues need to be resolved prior to issuance of the Form 10-K. The Company and its independent accountants are reviewing the net realizable value of certain used equipment, the collectibility of certain receivables and the lease subsidy liability. The resolution of these items, and the appropriate period in which to record these items, are under investigation by management and the Company's independent accountants. Accordingly, the Form 10-K will be filed as quickly as possible upon the completion of such investigation.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Mark Tweedie, Vice President                         (503)        833-1000
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                  -X- Yes --- No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  -X- Yes --- No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         As  indicated  in the  Company's  Form 8-K  filed  December  22,  1997, management expects the restatement of the Company's financial statements as of September 27, 1996, and the fiscal year then ended, to reduce stockholders' equity as of September 27, 1996, by approximately $10 million to $12 million. Additionally, the Company expects to record non-recurring charges in the financial statements for the fiscal year ended October 3, 1997, of approximately $12 million to $14 million. It is expected that results of operations as of October 3, 1997, will be materially worse than those reported in the financial statements as of September 27, 1996 (prior to any restatement of such financial statements). Until the investigation described in Part III is completed, further details of the anticipated change in results of operations are not determinable.


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         United Grocers,  Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  January 2, 1998                       By /s/ Mark Tweedie
                                                Mark Tweedie
                                                Vice President



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